UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):

July 24, 2013

_____

THERMO FISHER SCIENTIFIC INC.

(Exact name of Registrant as specified in its Charter)

Delaware	1-8002	04-2209186
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

81 Wyman Street Waltham, Massachusetts		02451
(Address of principal executive offices)		(Zip Code)

(781) 622-1000
(Registrant's telephone
number including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

THERMO FISHER SCIENTIFIC INC.

This Current Report on Form 8-K contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 2013, under the caption "Risk Factors," which is on file with the Securities and Exchange Commission and available in the "Investors" section of our Website under the heading "SEC Filings." Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the need to develop new products and adapt to significant technological change; implementation of strategies for improving growth; general economic conditions and related uncertainties; dependence on customers' capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; the effect of healthcare reform legislation; use and protection of intellectual property; the effect of changes in governmental regulations; and the effect of laws and regulations governing government contracts. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report on Form 8-K.

Item 2.02   Results of Operations and Financial Condition

On July 24, 2013, the Registrant announced its financial results for the fiscal quarter ended June 29, 2013. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Form 8-K and incorporated herein by reference.

The information contained in this Form 8-K (including Exhibit 99.1) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

The following Exhibit relating to Item 2.02 shall be deemed "furnished," and not "filed":

99.1   Press Release dated July 24, 2013

THERMO FISHER SCIENTIFIC INC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 24th day of July, 2013.

THERMO FISHER SCIENTIFIC INC.

By: /s/ Peter E. Hornstra
     Peter E. Hornstra
     Vice President and Chief Accounting Officer

News

FOR IMMEDIATE RELEASE

Media Contact Information: Investor Contact Information:
Karen Kirkwood   Ken Apicerno
Phone: 781-622-1306   Phone: 781-622-1294
E-mail: karen.kirkwood@thermofisher.com   E-mail: ken.apicerno@thermofisher.com
Website: www.thermofisher.com

Thermo Fisher Scientific Reports Second Quarter 2013 Results

WALTHAM, Mass. (July 24, 2013) – Thermo Fisher Scientific Inc. (NYSE: TMO), the world leader in serving science, today reported its financial results for the second quarter ended June 29, 2013.

Second Quarter 2013 Highlights

- Adjusted earnings per share (EPS) grew 8% to a second quarter record of $1.32

- Revenue increased 4% to $3.24 billion, a second quarter record

- Adjusted operating margin expanded 30 basis points to 19.3%

- Reinforced innovation leadership at ASMS with launch of three mass spectrometry platforms offering unprecedented analysis and ease of use for life sciences research and applied markets

- Continued to strengthen R&D capabilities in Asia-Pacific by establishing new China Innovation and Technology Training Center for healthcare, environmental and food safety customers

- Secured significant portion of debt and equity financing to fund pending acquisition of Life Technologies

Adjusted EPS, adjusted operating income, adjusted operating margin and free cash flow are non-GAAP measures that exclude certain items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures."

"We delivered another solid quarter, with good performance on the top and bottom line," said Marc N. Casper, president and chief executive officer of Thermo Fisher Scientific.

"It was a stand-out quarter for innovation, highlighted by our industry-leading mass spectrometry launches at ASMS. We unveiled three new-generation Thermo Scientific platforms – the breakthrough Orbitrap Fusion Tribrid, and the Quantiva and Endura triple quads – to provide a broad set of customers with exceptional levels of performance, speed and ease of use. We also continued to strengthen our R&D capabilities in Asia-Pacific by establishing our new China Innovation Center in Shanghai – another example of our focus on innovating to meet our customers' needs.

"In terms of our pending acquisition of Life Technologies, I'm pleased to report that the integration planning teams are making great progress. We're excited about the opportunities ahead and look forward to closing the transaction early in 2014."

Second Quarter 2013

For the second quarter of 2013, adjusted EPS grew 8% to a record $1.32, versus $1.22 in the second quarter of 2012. Revenue for the quarter grew 4% to $3.24 billion in 2013, versus $3.11 billion in 2012. Organic revenue growth was 2%, with acquisitions increasing revenue by 2% and currency translation having a nominal negative impact. Adjusted operating income for the second quarter of 2013 increased 6% compared with the year-ago period, and adjusted operating margin expanded to 19.3%, compared with 19.0% in the second quarter of 2012.

GAAP diluted EPS for the second quarter of 2013 was $0.76, versus $0.63 in the same quarter last year. The 2012 quarter included charges for discontinued operations. GAAP operating income for the second quarter of 2013 increased 2% to $375 million, compared with $368 million in 2012. GAAP operating margin was 11.6%, compared with 11.8% in the second quarter of 2012.

Annual Guidance for 2013

Casper added, "We're pleased to deliver a solid first half, which keeps us on track to achieve our growth goals for the full year."

Thermo Fisher is updating its full year revenue guidance to a new range of $12.83 to $12.95 billion from its previous range of $12.84 to $13.00 billion, reflecting increased headwinds from currency exchange rates. This results in 3% to 4% revenue growth over 2012, consistent with previous guidance. The company is also updating its adjusted EPS guidance for the full year, raising the low end by $0.02 to a new range of $5.29 to $5.39, primarily reflecting solid operating performance, partially offset by the impact of currency exchange and a slightly higher share count. Consistent with previous guidance, adjusted EPS growth remains at 7% to 9% over the prior year.

The 2013 guidance does not include the pending acquisition of Life Technologies or the impact of related financing activities. As previously stated, the guidance does not include any other future acquisitions or divestitures, and is based on current foreign exchange rates. In addition, the adjusted EPS estimate excludes amortization expense for acquisition-related intangible assets and certain other items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures."

Segment Results

Management uses adjusted operating results to monitor and evaluate performance of the company's three business segments, as highlighted below.

Analytical Technologies Segment

In the second quarter of 2013, Analytical Technologies Segment revenue grew 4% to $1.01 billion, compared with revenue of $972 million in the second quarter of 2012. Segment adjusted operating income increased 5% in the 2013 quarter, and adjusted operating margin increased to 17.7%, versus 17.4% a year ago.

Specialty Diagnostics Segment

Specialty Diagnostics Segment revenue in the second quarter increased 8% to $794 million in 2013, compared with revenue of $732 million in the second quarter of 2012. Segment adjusted operating income increased 9% in the 2013 quarter, and adjusted operating margin was 27.3%, versus 27.2% a year ago.

Laboratory Products and Services Segment

In the second quarter of 2013, Laboratory Products and Services Segment revenue increased 3% to $1.58 billion, compared with revenue of $1.54 billion in the 2012 quarter. Segment adjusted operating income increased 3% in the 2013 quarter, and adjusted operating margin was 14.5%, versus 14.4% a year ago.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted EPS, adjusted operating income and adjusted operating margin, which exclude restructuring and other costs/income and amortization of acquisition-related intangible assets. Adjusted EPS also excludes certain other gains and losses, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards, the impact of significant tax audits or events and discontinued operations. We exclude the above items because they are outside of our normal operations and/or, in certain cases, are difficult to forecast accurately for future periods. We also use a non-GAAP measure, free cash flow, which excludes operating cash flows from discontinued operations and deducts net capital expenditures. We believe that the use of non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods or forecasts.

For example:

We exclude costs and tax effects associated with restructuring activities, such as reducing overhead and consolidating facilities. We believe that the costs related to these restructuring activities are not indicative of our normal operating costs.

We exclude certain acquisition-related costs, including charges for the sale of inventories revalued at the date of acquisition and significant transaction costs. We exclude these costs because we do not believe they are indicative of our normal operating costs.

We exclude the expense and tax effects associated with the amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives of 5 to 20 years. Our adjusted EPS estimate for 2013 excludes approximately $1.47 of expense for the amortization of acquisition-related intangible assets for acquisitions completed through the end of the second quarter of 2013. Exclusion of the amortization expense allows comparisons of operating results that are consistent over time for both our newly acquired and long-held businesses and with both acquisitive and non-acquisitive peer companies.

We also exclude certain gains/losses and related tax effects, benefits from tax credit carryforwards and the impact of significant tax audits or events (such as the one-time effect on deferred tax balances of enacted changes in tax rates), which are either isolated or cannot be expected to occur again with any regularity or predictability and that we believe are not indicative of our normal operating gains and losses. For example, we exclude gains/losses from items such as the sale of a business or real estate, gains or losses on significant litigation-related matters, gains on curtailments of pension plans, the early retirement of debt and discontinued operations.

We also report free cash flow, which is operating cash flow, net of capital expenditures, and also excludes operating cash flows from discontinued operations to provide a view of the continuing operations' ability to generate cash for use in acquisitions and other investing and financing activities.

Thermo Fisher's management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the company's core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. Such measures are also used by management in their financial and operating decision-making and for compensation purposes.

The non-GAAP financial measures of Thermo Fisher's results of operations and cash flows included in this press release are not meant to be considered superior to or a substitute for Thermo Fisher's results of operations prepared in accordance with GAAP. Reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables. Thermo Fisher's earnings guidance, however, is only provided on an adjusted basis. It is not feasible to provide GAAP EPS guidance because the items excluded, other than the amortization expense, are difficult to predict and estimate and are primarily dependent on future events, such as acquisitions and decisions concerning the location and timing of facility consolidations.

Conference Call

Thermo Fisher Scientific will hold its earnings conference call today, July 24, 2013, at 8:30 a.m. Eastern time. To listen, call (877) 312-9206 within the U.S. or (408) 774-4001 outside the U.S. You may also listen to the call live on our website, www.thermofisher.com, by clicking on "Investors." You will find this press release, including the accompanying reconciliation of non-GAAP financial measures and related information, in that section of our website under "Financial

Results." An audio archive of the call will be available under "Webcasts and Presentations" through Friday, August 23, 2013.

About Thermo Fisher Scientific

Thermo Fisher Scientific Inc. (NYSE: TMO) is the world leader in serving science. Our mission is to enable our customers to make the world healthier, cleaner and safer. With revenue of $13 billion, we have 39,000 employees and serve customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as in environmental and process control industries. We create value for our key stakeholders through three premier brands, Thermo Scientific, Fisher Scientific and Unity Lab Services, which offer a unique combination of innovative technologies, convenient purchasing options and a single solution for laboratory operations management. Our products and services help our customers solve complex analytical challenges, improve patient diagnostics and increase laboratory productivity. Visit www.thermofisher.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the company's Quarterly Report on Form 10-Q for the quarter ended March 30, 2013, under the caption "Risk Factors," which is on file with the Securities and Exchange Commission and available in the "Investors" section of our website under the heading "SEC Filings." Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the need to develop new products and adapt to significant technological change; implementation of strategies for improving growth; general economic conditions and related uncertainties; dependence on customers' capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; the effect of healthcare reform legislation; use and protection of intellectual property; the effect of changes in governmental regulations; and the effect of laws and regulations governing government contracts. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

###

Consolidated Statement of Income (unaudited) (a)(b)

(In millions except per share amounts	June 29, 2013	% of Revenues	June 30, 2012	% of Revenues
		Three Months Ended		
Revenues	$ 3,240.1		$ 3,108.1	
Costs and Operating Expenses:				
Cost of revenues (c)	1,820.9	56.2%	1,733.2	55.8%
Selling, general and administrative expenses (d)	734.4	22.7%	705.2	22.7%
Amortization of acquisition-related intangible assets	191.2	5.9%	183.4	5.9%
Research and development expenses	96.7	3.0%	94.2	3.0%
Restructuring and other costs, net (e)	21.5	0.7%	24.3	0.8%
	2,864.7	88.4%	2,740.3	88.2%
Operating Income	375.4	11.6%	367.8	11.8%
Interest Income	7.1		6.7	
Interest Expense	(64.4)		(57.4)	
Other (Expense) Income, Net (f)	(38.1)		1.3	
Income Before Income Taxes	280.0		318.4	
Provision for Income Taxes (g)	(2.4)		(26.0)	
Income from Continuing Operations	277.6		292.4	
Loss from Discontinued Operations, Net of Tax	(0.2)		(7.5)	
Loss on Disposal of Discontinued Operations, Net of Tax	-		(51.1)	
Net Income	$ 277.4	8.6%	$ 233.8	7.5%
Earnings per Share from Continuing Operations				
Basic	$ .77		$ .80	
Diluted	$ .76		$ .79	
Earnings per Share:				
Basic	$ .77		$ .64	
Diluted	$ .76		$ .63	
Weighted Average Shares:				
Basic	360.0		367.0	
Diluted	363.5		369.2	

Reconciliation of Adjusted Operating Income and Adjusted Operating Margin

GAAP Operating Income (a)	$ 375.4	11.6%	$ 367.8	11.8%
Cost of Revenues Charges (c)	13.1	0.4%	12.8	0.4%
Selling, General and Administrative Costs, Net (d)	22.6	0.7%	1.8	0.1%
Restructuring and Other Costs, Net (e)	21.5	0.7%	24.3	0.8%
Amortization of Acquisition-related Intangible Assets	191.2	5.9%	183.4	5.9%
Adjusted Operating Income (b)	$ 623.8	19.3%	$ 590.1	19.0%

Reconciliation of Adjusted Net Income

GAAP Net Income (a)	$ 277.4	8.6%	$ 233.8	7.5%
Cost of Revenues Charges (c)	13.1	0.4%	12.8	0.4%
Selling, General and Administrative Costs, Net (d)	22.6	0.7%	1.8	0.1%
Restructuring and Other Costs, Net (e)	21.5	0.7%	24.3	0.8%
Amortization of Acquisition-related Intangible Assets	191.2	5.9%	183.4	5.9%
Restructuring and Other Costs, Net – Equity Investments	-	0.0%	1.2	0.0%
Amortization of Acquisition-related Intangible Assets – Equity Investments	0.6	0.0%	0.8	0.0%
Other Expense, Net (f)	38.4	1.2%	-	0.0%
Provision for Income Taxes (g)	(86.3)	-2.7%	(67.3)	-2.2%
Discontinued Operations, Net of Tax	0.2	0.0%	58.6	2.0%
Adjusted Net Income (b)	$ 478.7	14.8%	$ 449.4	14.5%

Reconciliation of Adjusted Earnings per Share

GAAP EPS (a)	$ 0.76		$ 0.63	
Cost of Revenues Charges, Net of Tax (c)	0.02		0.03	
Selling, General and Administrative Costs, Net of Tax (d)	0.05		-	
Restructuring and Other Costs, Net of Tax (e)	0.04		0.05	
Amortization of Acquisition-related Intangible Assets, Net of Tax	0.38		0.34	
Restructuring and Other Costs, Net of Tax – Equity Investments	-		-	
Amortization of Acquisition-related Intangible Assets, Net of Tax – Equity Investments	-		-	
Other Expense, Net of Tax (f)	0.07		-	
Provision for Income Taxes (g)	-		0.01	
Discontinued Operations, Net of Tax	-		0.16	
Adjusted EPS (b)	$ 1.32		$ 1.22	

Reconciliation of Free Cash Flow

GAAP Net Cash Provided by Operating Activities (a)	$ 478.4		$ 507.5	
Net Cash Used in Discontinued Operations	0.9		3.3	
Purchases of Property, Plant and Equipment	(65.6)		(65.5)	
Proceeds from Sale of Property, Plant and Equipment	0.6		3.7	
Free Cash Flow (h)	$ 414.3		$ 449.0	

Segment Data

(In millions)		Three Months Ended			
		June 29, 2013	% of Revenues	June 30, 2012	% of Revenues
Revenues					
Analytical Technologies	$	1,006.5	31.1%	$ 972.4	31.3%
Specialty Diagnostics		793.6	24.5%	731.9	23.5%
Laboratory Products and Services		1,583.2	48.9%	1,535.0	49.4%
Eliminations		(143.2)	-4.5%	(131.2)	-4.2%
Consolidated Revenues	$	3,240.1	100.0%	$ 3,108.1	100.0%
Operating Income and Operating Margin					
Analytical Technologies	$	177.9	17.7%	$ 169.0	17.4%
Specialty Diagnostics		216.9	27.3%	199.3	27.2%
Laboratory Products and Services		229.0	14.5%	221.8	14.4%
Subtotal Reportable Segments		623.8	19.3%	590.1	19.0%
Cost of Revenues Charges (c)		(13.1)	-0.4%	(12.8)	-0.4%
Selling, General and Administrative Costs, Net (d)		(22.6)	-0.7%	(1.8)	-0.1%
Restructuring and Other Costs, Net (e)		(21.5)	-0.7%	(24.3)	-0.8%
Amortization of Acquisition-related Intangible Assets		(191.2)	-5.9%	(183.4)	-5.9%
GAAP Operating Income (a)	$	375.4	11.6%	$ 367.8	11.8%

(a) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP). In February 2013, in connection with a change in management responsibility for two product lines, the company transferred its water analysis and research serum and media product lines to the Laboratory Products and Services segment from the Analytical Technologies segment. Prior period segment information has been reclassified to reflect these transfers.

(b) Adjusted results are non-GAAP measures and for income measures exclude certain charges to cost of revenues (see note (c) for details); certain credits/charges to selling, general and administrative expenses (see note (d) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (e) for details); certain other gains or losses that are either isolated or cannot be expected to occur again with any regularity or predictability (see note (f) for details); the tax consequences of the preceding items and certain other tax items (see note (g) for details); and discontinued operations.

(c) Reported results in 2013 and 2012 include $12.0 and $11.9, respectively, of charges for the sale of inventories revalued at the date of acquisition. Reported results in 2013 and 2012 also include $1.1 and $0.9, respectively, of accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations.

(d) Reported results in 2013 include $9.0 of transaction costs related to the pending acquisition of Life Technologies and a charge of $13.6 for revision of estimated contingent consideration for a recent acquisition. Reported results in 2012 include $1.5 of transaction costs related to the acquisition of One Lambda and a charge of $0.3 for revisions of estimated contingent consideration for a recent acquisition.

(e) Reported results in 2013 and 2012 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of headcount reductions within several businesses and real estate consolidations.

(f) Reported results in 2013 include $40.5 of charges related to amortization of fees paid to obtain bridge financing commitments related to the Life Technologies acquisition, offset in part by a $2.1 gain from additional proceeds from the 2012 sale of an equity investment.

(g) Reported provision for income taxes includes i) $85.0 and $69.4 of incremental tax benefit in 2013 and 2012, respectively, for the pre-tax reconciling items between GAAP and adjusted net income; ii) in 2013, $1.3 of incremental tax benefit from adjusting the company's deferred tax balances as a result of tax rate changes; and iii) in 2012, $2.1 of incremental tax provision from adjusting the company's deferred tax balances as a result of tax rate changes.

(h) Free cash flow in 2013 was reduced by $57.6 of fees to obtain bridge financing commitments and other transaction costs related to the pending acquisition of Life Technologies.

Notes:

Consolidated depreciation expense in 2013 and 2012 is $58.0 and $58.2, respectively.

Consolidated equity compensation expense included in both reported and adjusted results is $23.3 and $20.3 in 2013 and 2012, respectively.

Consolidated Statement of Income (unaudited) (a)(b)

(In millions except per share amounts)	Six Months Ended June 29, 2013	% of Revenues	Six Months Ended June 30, 2012	% of Revenues
Revenues	$ 6,431.6		$ 6,164.9	
Costs and Operating Expenses:				
Cost of revenues (c)	3,620.0	56.3%	3,445.1	55.9%
Selling, general and administrative expenses (d)	1,428.0	22.2%	1,400.8	22.7%
Amortization of acquisition-related intangible assets	383.2	6.0%	367.3	6.0%
Research and development expenses	194.9	3.0%	185.9	3.0%
Restructuring and other costs, net (e)	43.0	0.6%	36.5	0.6%
	5,669.1	88.1%	5,435.6	88.2%
Operating Income	762.5	11.9%	729.3	11.8%
Interest Income	14.3		13.1	
Interest Expense	(128.8)		(115.1)	
Other (Expense) Income, Net (f)	(25.1)		2.2	
Income from Continuing Operations Before Income Taxes	622.9		629.5	
Provision for Income Taxes (g)	(4.5)		(56.3)	
Income from Continuing Operations	618.4		573.2	
Loss from Discontinued Operations, Net of Tax	(0.6)		(11.3)	
Loss on Disposal of Discontinued Operations, Net of Tax	(4.2)		(50.8)	
Net Income	$ 613.6	9.5%	$ 511.1	8.3%
Earnings per Share from Continuing Operations				
Basic	$ 1.72		$ 1.56	
Diluted	$ 1.71		$ 1.55	
Earnings per Share:				
Basic	$ 1.71		$ 1.39	
Diluted	$ 1.69		$ 1.38	
Weighted Average Shares:				
Basic	359.0		367.1	
Diluted	362.6		369.6	
Reconciliation of Adjusted Operating Income and Adjusted Operating Margin				
GAAP Operating Income (a)	$ 762.5	11.9%	$ 729.3	11.8%
Cost of Revenues Charges (c)	26.3	0.4%	39.4	0.6%
Selling, General and Administrative Costs (Income), Net (d)	23.9	0.4%	(5.9)	-0.1%
Restructuring and Other Costs, Net (e)	43.0	0.6%	36.5	0.6%
Amortization of Acquisition-related Intangible Assets	383.2	6.0%	367.3	6.0%
Adjusted Operating Income (b)	$ 1,238.9	19.3%	$ 1,166.6	18.9%
Reconciliation of Adjusted Net Income				
GAAP Net Income (a)	$ 613.6	9.5%	$ 511.1	8.3%
Cost of Revenues Charges (c)	26.3	0.4%	39.4	0.6%
Selling, General and Administrative Costs (Income), Net (d)	23.9	0.4%	(5.9)	-0.1%
Restructuring and Other Costs, Net (e)	43.0	0.6%	36.5	0.6%
Amortization of Acquisition-related Intangible Assets	383.2	6.0%	367.3	6.0%
Restructuring and Other Costs, Net – Equity Investments	-	0.0%	1.2	0.0%
Amortization of Acquisition-related Intangible Assets – Equity Investments	1.3	0.0%	1.5	0.0%
Other Expense, Net (f)	27.9	0.5%	0.5	0.0%
Provision for Income Taxes (g)	(149.6)	-2.3%	(129.9)	-2.1%
Discontinued Operations, Net of Tax	4.8	0.1%	62.1	1.0%
Adjusted Net Income (b)	$ 974.4	15.2%	$ 883.8	14.3%
Reconciliation of Adjusted Earnings per Share				
GAAP EPS (a)	$ 1.69		$ 1.38	
Cost of Revenues Charges, Net of Tax (c)	0.05		0.08	
Selling, General and Administrative Costs (Income), Net of Tax (d)	0.05		(0.01)	
Restructuring and Other Costs, Net of Tax (e)	0.08		0.07	
Amortization of Acquisition-related Intangible Assets, Net of Tax	0.76		0.69	
Restructuring and Other Costs, Net of Tax – Equity Investments	-		-	
Amortization of Acquisition-related Intangible Assets, Net of Tax – Equity Investments	-		-	
Other Expense, Net of Tax (f)	0.05		-	
Provision for Income Taxes (g)	-		0.01	
Discontinued Operations, Net of Tax	0.01		0.17	
Adjusted EPS (b)	$ 2.69		$ 2.39	
Reconciliation of Free Cash Flow				
GAAP Net Cash Provided by Operating Activities (a)	$ 776.7		$ 899.5	
Net Cash Used in Discontinued Operations	1.7		9.2	
Purchases of Property, Plant and Equipment	(131.6)		(134.7)	
Proceeds from Sale of Property, Plant and Equipment	3.6		7.7	
Free Cash Flow (h)	$ 650.4		$ 781.7	

Segment Data

(In millions)	June 29, 2013	% of Revenues	June 30, 2012	% of Revenues
		Six Months Ended		
Revenues				
Analytical Technologies	$ 1,984.3	30.9%	$ 1,952.4	31.7%
Specialty Diagnostics	1,599.2	24.9%	1,463.8	23.7%
Laboratory Products and Services	3,127.5	48.6%	3,010.8	48.8%
Eliminations	(279.4)	-4.4%	(262.1)	-4.2%
Consolidated Revenues	$ 6,431.6	100.0%	$ 6,164.9	100.0%
Operating Income and Operating Margin				
Analytical Technologies	$ 354.0	17.8%	$ 347.8	17.8%
Specialty Diagnostics	438.6	27.4%	386.2	26.4%
Laboratory Products and Services	446.3	14.3%	432.6	14.4%
Subtotal Reportable Segments	1,238.9	19.3%	1,166.6	18.9%
Cost of Revenues Charges (c)	(26.3)	-0.4%	(39.4)	-0.6%
Selling, General and Administrative Costs (Income), Net (d)	(23.9)	-0.4%	5.9	0.1%
Restructuring and Other Costs, Net (e)	(43.0)	-0.6%	(36.5)	-0.6%
Amortization of Acquisition-related Intangible Assets	(383.2)	-6.0%	(367.3)	-6.0%
GAAP Operating Income (a)	$ 762.5	11.9%	$ 729.3	11.8%

(a) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP). In February 2013, in connection with a change in management responsibility for two product lines, the company transferred its water analysis and research serum and media product lines to the Laboratory Products and Services segment from the Analytical Technologies segment. Prior period segment information has been reclassified to reflect these transfers.

(b) Adjusted results are non-GAAP measures and for income measures exclude certain charges to cost of revenues (see note (c) for details); certain credits/charges to selling, general and administrative expenses (see note (d) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (e) for details); certain other gains or losses that are either isolated or cannot be expected to occur again with any regularity or predictability (see note (f) for details); the tax consequences of the preceding items and certain other tax items (see note (g) for details); and discontinued operations.

(c) Reported results in 2013 and 2012 include $23.9 and $37.9, respectively, of charges for the sale of inventories revalued at the date of acquisition. Reported results in 2013 and 2012 also include $2.4 and $1.5, respectively, of accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations.

(d) Reported results in 2013 include $10.3 of transaction costs related to the pending acquisition of Life Technologies and a charge of $13.6 for revision of estimated contingent consideration for a recent acquisition. Reported results in 2012 include $7.6 of gain from settlement with product liability insurer offset in part by $1.4 of transaction costs, net primarily related to the acquisition of One Lambda and a charge of $0.3 for revisions of estimated contingent consideration for a recent acquisition.

(e) Reported results in 2013 and 2012 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of headcount reductions within several businesses and real estate consolidations.

(f) Reported results in 2013 include $40.5 of charges related to amortization of fees paid to obtain bridge financing commitments related to the Life Technologies acquisition, offset in part by $10.5 of realized gains on available-for-sale investments irrevocably contributed to the company's UK pension plans and a $2.1 gain from additional proceeds from the 2012 sale of an equity investment. Reported results in 2012 include $0.5 of loss on extinguishment of debt facilities associated with the termination and replacement of the company's prior revolving credit agreements.

(g) Reported provision for income taxes includes i) $147.8 and $133.8 of incremental tax benefit in 2013 and 2012, respectively, for the pre-tax reconciling items between GAAP and adjusted net income; ii) in 2013, $1.8 of incremental tax benefit from adjusting the company's deferred tax balances as a result of tax rate changes; and iii) in 2012, $3.9 of incremental tax provision from adjusting the company's deferred tax balances as a result of tax rate changes.

(h) Free cash flow in 2013 was reduced by $57.6 of fees to obtain bridge financing commitments and other transaction costs related to the pending acquisition of Life Technologies.

Notes:

Consolidated depreciation expense in 2013 and 2012 is $117.0 and $116.8, respectively.

Consolidated equity compensation expense included in both reported and adjusted results is $43.7 and $37.5 in 2013 and 2012, respectively.

Condensed Consolidated Balance Sheet (unaudited)

(In millions)	June 29, 2013		December 31, 2012	
Assets				
Current Assets:				
Cash and cash equivalents	$	1,408.9	$	851.0
Short-term investments		4.2		4.3
Accounts receivable, net		1,901.5		1,804.9
Inventories		1,487.1		1,443.3
Other current assets		839.8		731.3
Total current assets		5,641.5		4,834.8
Property, Plant and Equipment, Net		1,688.8		1,726.4
Acquisition-related Intangible Assets		7,330.2		7,804.5
Other Assets		578.8		604.4
Goodwill		12,390.2		12,474.5
Total Assets	$	27,629.5	$	27,444.6
Liabilities and Shareholders' Equity				
Current Liabilities:				
Short-term obligations and current maturities of long-term obligations	$	393.3	$	93.1
Other current liabilities		1,969.6		2,000.2
Total current liabilities		2,362.9		2,093.3
Other Long-term Liabilities		2,742.7		2,855.4
Long-term Obligations		6,721.1		7,031.2
Total Shareholders' Equity		15,802.8		15,464.7
Total Liabilities and Shareholders' Equity	$	27,629.5	$	27,444.6

Condensed Consolidated Statement of Cash Flows (unaudited)

(In millions)	Six Months Ended	
	June 29, 2013	June 30, 2012
Operating Activities		
Net income	$ 613.6	$ 511.1
Loss from discontinued operations	0.6	11.3
Loss on disposal of discontinued operations	4.2	50.8
Income from continuing operations	618.4	573.2
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:		
Depreciation and amortization	500.2	484.1
Change in deferred income taxes	(65.0)	(115.2)
Other non-cash expenses, net	50.4	87.1
Changes in assets and liabilities, excluding the effects of acquisitions and dispositions	(325.6)	(120.5)
Net cash provided by continuing operations	778.4	908.7
Net cash used in discontinued operations	(1.7)	(9.2)
Net cash provided by operating activities	776.7	899.5
Investing Activities		
Acquisitions, net of cash acquired	(4.7)	(178.7)
Purchases of property, plant and equipment	(131.6)	(134.7)
Proceeds from sale of property, plant and equipment	3.6	7.7
Other investing activities, net	0.3	1.0
Net cash used in investing activities	(132.4)	(304.7)
Financing Activities		
Decrease in debt, net	(2.3)	(485.6)
Dividends paid	(107.9)	(47.7)
Purchases of company common stock	(89.8)	(400.0)
Net proceeds from issuance of company common stock	172.3	63.8
Tax benefits from stock-based compensation awards	30.6	8.2
Other financing activities, net	(0.8)	(7.7)
Net cash provided by (used in) financing activities	2.1	(869.0)
Exchange Rate Effect on Cash	(88.5)	(9.8)
Increase (Decrease) in Cash and Cash Equivalents	557.9	(284.0)
Cash and Cash Equivalents at Beginning of Period	851.0	1,016.3
Cash and Cash Equivalents at End of Period	$ 1,408.9	$ 732.3
Free Cash Flow (a)(b)	$ 650.4	$ 781.7

(a) Free cash flow is net cash provided by operating activities of continuing operations less net purchases of property, plant and equipment.

(b) Free cash flow in the first six months of 2013 was reduced by $57.6 of fees paid to obtain bridge financing commitments and other transaction costs related to the pending acquisition of Life Technologies.